UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64672/June 15, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14391

In the Matter of DECHTAR DIRECT INC., DIGITALREACH HOLDINGS, INC. (N/K/A PEOPLE DYNAMICS HOLDINGS, INC.), DIPPY FOODS, INC., DLD GROUP, INC., DNA PLANT TECHNOLOGY CORP., DOCPLANET.COM, INC., DOCUGRAPHIX, INC., and DTC DATA TECHNOLOGY CORP.	: : : : : : : : : : :	ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT AS TO SIX RESPONDENTS

The Securities and Exchange Commission (Commission) issued its Order Instituting Administrative Proceedings (OIP) on May 16, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Office of the Secretary and the Division of Enforcement (Division) have provided evidence that Respondents[1] were served with the OIP by May 20, 2011, in accordance with 17 C.F.R. § 201.141(a)(2)(ii). Respondents' Answers were due by June 2, 2011. See OIP at 4; 17 C.F.R. §§ 201.160(b), .220(b). To date, no Respondent has filed an Answer, and the time for filing has expired.

Dechtar Direct Inc. (Dechtar Direct), DigitalReach Holdings, Inc. (n/k/a People Dynamics Holdings, Inc.) (DigitalReach Holdings), DLD Group, Inc. (DLD Group), DNA Plant Technology Corp. (DNA Plant Technology), Docplanet.com, Inc. (Docplanet.com), and Docugraphix, Inc. (Docugraphix) (collectively Respondents) are in default for failing to file Answers to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

Dechtar Direct (CIK No. 1008850) is a suspended California corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Dechtar Direct is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997,

[1] The proceeding has ended as to Respondent DTC Data Technology Corp. See Dechtar Direct Inc., Exchange Act Release No. 64619 (June 8, 2011). The Division and Respondent Dippy Foods, Inc. are in settlement negotiations, and the proceeding is therefore pending the outcome of those negotiations.

which reported a net loss of over $482,000 for the prior nine months. On August 24, 1998, Dechtar Direct filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Northern District of California, and the case was terminated on March 1, 2007.

DigitalReach Holdings (CIK No. 1145006) is a dissolved Florida corporation located in Van Nuys, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DigitalReach Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic filings since it filed a Form 10-QSB for the period ended March 31, 2002, which reported a net loss of over $96,000 for the prior three months.

DLD Group (CIK No. 1114815) is a void Delaware corporation located in Pasadena, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DLD Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2001, which reported a net loss of over $26,000 for the prior six months.

DNA Plant Technology (CIK No. 730985) is a Delaware corporation located in Oakland, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DNA Plant Technology is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1996, which reported a net loss of over $5.2 million for the prior six months.

Docplanet.com (CIK No. 312651) is a delinquent Colorado corporation located in Santa Ana, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Docplanet.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended May 31, 2000, which reported a net loss of over $8.1 million for the prior nine months.

Docugraphix (CIK No. 768841) is a suspended California corporation located in Ramona, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Docugraphix is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended January 31, 1994, which reported a net loss of over $551,000 for the prior nine months.

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Dechtar Direct Inc., DigitalReach Holdings, Inc. (n/k/a People Dynamics Holdings, Inc.), DLD Group, Inc., DNA Plant Technology Corp., Docplanet.com, Inc., and Docugraphix, Inc. are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge